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intuit.com

March 8, 2024
VIA EDGAR
Chen Chen
Christine Dietz
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
    Re: Intuit Inc.
Form 10-K for the fiscal year ended July 31, 2023
File No. 000-21180
Dear Ms. Chen and Ms. Dietz:
We have received the letter, dated February 23, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing of Intuit Inc. Our response to the Staff’s letter is set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.
Form 10-K for the fiscal year ended July 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
1.    We note that in your earnings call for the quarter ended October 31, 2023, your CEO indicated that the company looks at metrics around number of customers, conversion, retention and average revenue per customer (ARPC) across the entire franchise, as well as by area and that the metric that will matter the most for Full Service is going to be ARPC. We also note that in your earnings release for the quarter ended July 31, 2023 you disclosed TurboTax Federal Unit Data. Please tell us whether these metrics are key performance indicators used in managing your business and if so, please include a quantified discussion of these metrics for each period presented in your periodic filings. Refer to SEC Release No. 33-10751.

Response: We respectfully acknowledge the Staff´s comment and advise the Staff that we regularly evaluate our disclosure of metrics in our earnings materials. We have in the past referenced metrics such as number of customers, conversion, retention, average revenue per customer (“ARPC”), and TurboTax Federal Units Data when publicly discussing our financial results. However, we do not view any of these metrics, individually or collectively, as key performance indicators, as described in SEC Release No. 33-10751. We periodically provide this information as supplemental data to provide investors with additional insight into the drivers of the company’s future long-term growth. In addition, we do not believe that disclosure of these metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) would convey material information that promotes an investor’s understanding of our overall financial condition, changes in financial condition and results of operations. Therefore, we generally do not disclose information about these metrics in MD&A, unless they are material.
We believe our approach has been consistent with the Commission’s language in Section III.B.1 of SEC Release 33-8350, where the Commission stated that it is “not seeking to sweep into [MD&A] all the information that a company communicates. Rather, companies should consider their communications and determine what information is material and is required in, or would promote understanding of, MD&A.” We have considered our prior disclosures of these metrics and determined that they were not required to be included in MD&A under Item 303(b) of Regulation S-K, because they are not material or necessary for understanding our MD&A.
In future filings, if we believe a metric would provide information in a particular circumstance that would be material or necessary to an investor’s understanding of our overall financial condition, changes in financial condition and results of operations, we will disclose in MD&A information about these metrics that we consider relevant to explaining our results of operations, consistent with SEC Release No. 33-10751.
Segment Results, page 39
2.    We note your discussion of segment results, starting on page 37, describes multiple factors that impacted results in each reporting period, however, you provide no quantification of the impact of each factor. For example:
•You disclose that Online Ecosystem revenue increased due to an increase in customers, higher effective prices and a shift in mix to higher-priced offerings as well as higher Mailchimp revenue.
•The operating income discussion for the Small Business & Self-Employed segment describes the year-over-year increase as primarily due to increase in revenue and partially offset by higher staffing expenses, sales-related expenses, and outside services expenses.
•Revenue for the Consumer segment discussion describes the increase as primarily due to a shift in mix to your higher-priced product offerings as well as higher effective prices, partially offset by a decrease in total tax returns.
Where a material change is attributed to two or more factors, including any offsetting factors, please revise throughout your results of operations discussion to ensure you include a quantified discussion of each factor and avoid using terms such as "primarily" or "substantially all" in favor of specific quantification. Similar concerns apply to your Forms 10-Q. Refer to Item 303(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We advise the Staff that in future interim and annual filings where we describe two or more factors that contributed to a material change in a financial statement line item between periods, we will quantify, where possible, the extent to which each change contributed to the overall change in that line item.
Should you have any further questions on the above, please do not hesitate to contact me at (858) 371-1189, or by email at Lauren_Hotz@intuit.com.

Sincerely,

/s/ LAUREN D. HOTZ
Lauren D. Hotz
Senior Vice President and Chief Accounting Officer

cc:    Sandeep Aujla, Executive Vice President and Chief Financial Officer
Kerry McLean, Executive Vice President, General Counsel and Corporate Secretary
Tyler Cozzens, Senior Vice President and Deputy General Counsel
Stephen Maier, Ernst & Young LLP
Lori Zyskowski, Gibson, Dunn & Crutcher LLP
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